Exhibit 99.1
Discussion of Q2 2005 and Recent Developments
SUMMARY
Eksportfinans’ net income was NOK 54 million in the first half-year of 2005, down from NOK 113 million for the corresponding period in 2004. Net interest income at the end of the first half- year of 2005 was NOK 157 million, NOK 35 million less than in the corresponding period in 2004. The reduction was primarily due to high pressure on margins in the market for local government lending, and reduced volume of placements in high margin securities.
In addition to the reduction in net interest income, the decrease in net income was primarily due to lower gains on securities and an ongoing restructuring process, including severance payment packages to 21 employees.
Total assets for the group were NOK 121 billion at the end of the first half- year 2005. This was an increase of NOK 11.5 billion since December 31, 2004.
New lending in the first half-year of 2005 amounted to NOK 10.2 billion of which NOK 6.0 billion were export related loans while NOK 4.2 billion were loans to the municipal sector in Norway. At the end of the first half- year of 2004 total new lending was NOK 8.7 billion.
During the first half-year of 2005 Eksportfinans borrowed NOK 19.8 billion in the international capital markets, compared to NOK 13.4 billion in the corresponding period in 2004.
EXPORT LENDING
Disbursement of new, export related loans from Eksportfinans increased by NOK 3.1 billion in the first half-year of 2005 compared with the first half-year of 2004.
Continued low interest rate levels resulted in a high demand for financing of new export contracts in the first half-year of 2005. The dominant sectors were still within the maritime sector, such as shipping, oil and gas. The first half year of 2005 showed a strong order intake of NOK 10.2 billion, compared to NOK 2.1 billion in the same period in 2004. This brought the order book for export related loans to a record-high level of NOK 17.8 billion at June 30, 2005.
The actual volume that will materialize as disbursements in the coming years will depend on the development of the interest rate levels for the most relevant currencies Norwegian kroner, euro and US dollars. An environment of higher interest rate levels will have a positive influence on whether the loans will actually be disbursed. This is due to the fact that a substantial portion of the order book has a locked-in fixed rate, the OECD Commercial Interest Reference Rate, which will become more advantageous to the borrowers if the market interest rates increase for the currency in question.
Continued co-operation with the regional banks in Norway and Eksportfinans’ shareholder banks was an important factor behind the positive development in the outstanding export lending balance in the first half-year 2005.
LOCAL GOVERNMENT LENDING
Total outstanding loans from Kommunekreditt Norge AS at June 30, 2005 amounted to NOK 47.6 billion, an increase of NOK 7.1 billion compared with June 30, 2004. The loans were extended to municipalities, counties and municipal enterprises all over Norway in connection with the financing of caretaking facilities, schools, kindergartens, centres for cultural purposes, water-, sewage- and cleaning facilities, as well as other infrastructure.
Kommunekreditt disbursed NOK 4.2 billion in new loans in the first half-year of 2005. This represented a decrease of NOK 1.5 billion compared to the same period in 2004. The reduction in new disbursements was caused by different factors; the disbursements in the first half-year of 2004 were exceptionally high due to refinancing of loans from the State Housing Bank and other financial institutions. In addition, several large public reforms that induced investments from the local government sector had been finalized. These included the reduction of the school starting age for children from 7 to 6 years and an improved nursing home and caretaking system for the elderly.
FUNDING
In the second quarter of 2005, Eksportfinans continued its very active borrowing program. A total of NOK 10.0 billion was borrowed through 156 individual transactions. In April alone, Eksportfinans entered into 79 structured transactions, the highest ever number of such transactions in a single month.
Eksportfinans’ updated shelf registration with the Securities and Exchange Commission and the US Medium Term Note Program of USD 4 billion were also in high demand in the second quarter. Close to USD 400 million in structured MTNs were issued under this program and distributed to domestic buyers in the USA.
In April, Eksportfinans was honored to receive EuroWeek’s “Best EuroMTN Borrower of the Year 2004 Award”, particularly as it was the result of a poll among the arranger banks in the market.
RESULTS
Net interest income was NOK 157 million in the first six months of 2005. This was NOK 35 million less than for the corresponding period in 2004. The return on assets was 0.27 percent in the first half-year of 2005, down from 0.36 percent for the corresponding period in 2004, and down from 0.37 percent for the year 2004.
Commissions and income related to banking services, which for the main part consist of guarantee commissions, was in line with the same period of 2004. Commissions and costs related to banking services were also in line with the first half- year 2004.
Net changes in the value of securities and foreign exchange resulted in a total gain of NOK 11 million in the first half-year of 2005, down from NOK 36 million for the corresponding period in 2004. The total gains on securities were NOK 8 million, of which NOK 16 million were realized gains and NOK 8 million were unrealized losses. The total gains on foreign exchange amounted to NOK 3 million, of which NOK 1 million were realized.
Salaries and other administrative expenses were NOK 89 million in the first six months of 2005, compared to NOK 69 million in the first half-year of 2004. The main reason for the increase was a restructuring process that the group carried out in the first half-year of 2005.
The restructuring process included changes in work processes and investments in new IT systems in order to achieve the most rational operation possible. Voluntary severance payment packages were given to 21 employees. The total number of employees at year-end 2004 was 106 for the group. The restructuring process incurred NOK 21.0 million in allocations to voluntary severance payment solutions, consultancy fees and other costs related to new IT-systems. The amount related to voluntary severance payments of NOK 14 million were expensed entirely in the first quarter of 2005.
THE BALANCE SHEET
Total assets increased by NOK 11.5 billion to NOK 120.9 billion in the first half-year of 2005. Compared with the end of the first half-year of 2004 the increase was NOK 10.8 billion.
Total lending increased by NOK 6.1 billion from December 31, 2004, to NOK 74.1 billion at June 30, 2005. At June 30, 2004 total lending amounted to NOK 61.6 billion. At June 30, 2005 total outstanding placements in securities had increased by NOK 4.0 billion since December 31, 2004. Compared with the end of the first half-year 2004, total outstanding placements in securities were reduced by NOK 2.7 billion.
The group’s capital adequacy ratio was 14.9 percent at June 30, 2005, compared with 18.4 percent at June 30, 2004 and 17.1 percent at the end of 2004. The reduction is mainly due to increased total assets, in addition to increased lending commitments.
U.S. GAAP
The foregoing discussion is based on the Company’s unaudited interim financial statements, which are prepared on the basis of Norwegian GAAP, which differs in certain respects from U.S. GAAP. The net loss in accordance with U.S. GAAP for the first six months of 2005 was NOK (57.1) million, NOK 111.2 million lower than net income under Norwegian GAAP. At June 30, 2005, shareholders’ equity in accordance with U.S. GAAP was NOK 3,769.4 million, NOK 1,151.1 million higher than shareholders’ equity under Norwegian GAAP. The differences in both net income and shareholders’ equity between Norwegian GAAP and U.S. GAAP was primarily due to different accounting treatment of derivatives. See Note 2 of the notes to our unaudited consolidated interim financial statements below. As described in Note 2 to the unaudited consolidated interim financial statements, the U.S. GAAP reconciliations have been restated to correct certain errors.
NEW ACCOUNTING PRONOUNCEMENTS
Norwegian GAAP
The European Commission issued a Regulation in 2002 requiring all listed companies to adopt International Financial Reporting Standards (IFRS, formerly known as the International Accounting Standards, or IAS) in their consolidated financial statements by 2005. Norway has an agreement with the EU that makes this Regulation mandatory also for Norwegian companies. The Regulation gives the member states an option to postpone the implementation of IFRS until 2007 for companies that only have listed debt securities. Norway has adopted the postponement option. Eksportfinans has only listed debt securities and we are therefore planning to adopt IFRS in our consolidated financial statements by 2007. We are in the process of reviewing the impact of IFRS on our financial statements. The main differences between IFRS and our present accounting policies concern the treatment of financial instruments. Under IFRS more instruments will be measured at fair value as opposed to historical cost. This will mean greater volatility in net income. However, we plan to apply the Fair Value Option with fair value measurement to substantially all financial instruments as this will mean less volatility than other options available and best represent the economic realities.

Eksportfinans ASA
STATEMENTS OF INCOME (condensed)

	For the		For the
	three months ended		six months ended		For the
(in NOK millions except per share data)	June 30,		June 30,		year ended Dec. 31,
	2005	2004	2005	2004	2004
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)

Interest and related income	761	595	1,437	1,226	2,525
Interest and related expenses	686	500	1,280	1,034	2,123

Net interest income	75	95	157	192	402
Commissions and income related to banking services	1	2	3	3	6
Commissions and expenses related to banking services	1	2	2	3	5
Net gains/(losses) on securities and foreign currencies	(6)	12	11	36	42
Other operating income	0	1	1	4	4
Salaries and other administrative expenses	34	34	70	62	120
Depreciation	3	3	6	6	13
Other operating expenses	3	5	19	7	13
Realized loan losses	0	0	0	0	0

Net income before taxes	29	66	75	157	303
Income taxes	8	19	21	44	84

Net income	21	47	54	113	219

Per share data:

Net income			356	745	1,443
Dividends					1,297
The accompanying notes are an integral part of these unaudited consolidated interim financial statements.

BALANCE SHEETS (condensed)

	As of	As of	As of
(in NOK millions)	June 30,	June 30,	December 31,
	2005	2004	2004
	(unaudited)	(unaudited)	(audited)

Loans and receivables due from credit institutions	8,425	3,456	2,444
Loans and receivables due from customers	68,425	60,661	67,253
Securities	40,358	43,018	36,336
Investments in jointly controlled activity	0	1	0
Intangible assets	21	22	23
Fixed assets	123	124	121
Other assets	3,082	2,355	2,781
Prepayments and accrued revenues	441	423	397

Total assets	120,875	110,060	109,355

Deposits by credit institutions	49	0	0
Borrowings through the issue of securities	115,333	105,345	103,587
Other liabilities	945	187	1,399
Accrued interest and other expenses	425	268	313
Accrued expenses and provisions	36	20	26
Subordinated debt	886	956	883
Capital contribution securities	583	629	582

Total liabilities	118,257	107,405	106,790

Share capital	1,594	1,594	1,594
Share premium reserve	162	162	162
Other equity	808	786	809
Net income for the period	54	113	—

Total shareholders’ equity	2,618	2,655	2,565

Total liabilities and shareholders’ equity	120,875	110,060	109,355

The accompanying notes are an integral part of these unaudited consolidated interim financial statements.

STATEMENTS OF CASH FLOW

	For the six months ended
	June 30,	June 30,
	(unaudited)	(unaudited)
(in NOK millions)	2005	2004

CASH FLOW FROM OPERATING ACTIVITIES:
Net income	54	113

Adjustments to reconcile net income to net cash provided by operating activities:

Unrealized losses/(gains) on securities	(8)	4
Depreciation	6	6
Changes in operating assets and liabilities, excluding effects of acquisition:
Income from jointly controlled activity		0
Accrued interest receivable	(62)	(35)
Other receivables	44	(1)
Accrued liabilities	(246)	(425)
Other	22	31

Net cash provided by operating activities	(191)	(307)

CASH FLOWS FROM INVESTING ACTIVITIES:

Disbursements on loans	(10,261)	(8,654)
Principal collected on loans	4,727	6,810
(Increase)/decrease in financial investments	(3,277)	(2,463)
Purchases of fixed assets	(6)	(3)

Net cash used in investing activities	(8,817)	(4,310)

CASH FLOWS FROM FINANCING ACTIVITIES:

Increase/(decrease) in short-term debt	(4,859)	(6,630)
Proceeds from issuance of long-term debt	19,777	13,913
Principal payments on long-term debt	(5,714)	(2,165)
Change in preferred capital securities	(4)
Dividends paid	(197)	(201)

Net cash provided by financing activities	9,003	4,917

Effect of exchange rate changes on cash and cash equivalents	6	5

Net increase/(decrease) in cash and cash equivalents	2	305

Cash and cash equivalents at beginning of period	697	462

Cash and cash equivalents at end of period	699	767

The accompanying notes are an integral part of these unaudited consolidated interim financial statements.

Eksportfinans ASA
NOTES TO INTERIM FINANCIAL STATEMENTS (unaudited)
1. General
These unaudited condensed consolidated interim financial statements include the accounts of Eksportfinans ASA (Eksportfinans) and its wholly owned subsidiary Kommunekreditt Norge AS (Kommunekreditt) individually and collectively, the Company. Eksportfinans acquired 100% of the stock of Kommunekreditt on June 22, 1999. The acquisition has been accounted for as a purchase and, accordingly, the operating results for Kommunekreditt have been included in the Company’s consolidated financial statements since the date of acquisition. Significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.
These unaudited condensed consolidated interim and annual financial statements of Eksportfinans ASA have been prepared on the basis of generally accepted accounting principals in Norway and in compliance with the applicable regulations of the Norwegian Banking, Insurance and Securities Commission (the Regulations).
In the opinion of the management, the interim financial statements include all adjustments, which consist only of normal recurring adjustments necessary for a fair presentation of the consolidated results of operations and financial position for each year presented. The interim consolidated results are not necessarily indicative of results for the full year. The interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements as of, and for the year ended, December 31, 2004.
Generally accepted accounting principles in Norway vary in certain significant respects from generally accepted accounting principles in the United States. Application of generally accepted accounting principles in the United States would have affected shareholders’ equity and net income as of and for the periods ended June 30, 2005 and 2004 to the extent summarized in Note 2 to these unaudited consolidated interim financial statements.
2. Generally accepted accounting principles in the United States
The Company’s unaudited consolidated interim financial statements have been prepared in accordance with generally accepted accounting principles in Norway (Norwegian GAAP), which vary in certain significant respects from accounting principles generally accepted in the United States (U.S. GAAP).
The following is a summary of significant adjustments to consolidated net income for the periods ended June 30, 2005 and 2004 and to shareholders’ equity as of June 30, 2005 and December 31, 2004.
For differences existing at December 31, 2004, see further explanations in Note 34 to our audited financial statements contained in our Annual Report on Form 20-F for the year ended December 31, 2004.
Cooperation Agreement
The Company from time to time enters into agreements to acquire loans (the Purchased Loans) from shareholders and other banks (the Selling Banks). The Company places an initial deposit (the Deposit) with the Selling Bank, which is used as consideration for these purchases. Each Purchased Loan is supported by a guarantee provided by the Selling Bank. In consideration for the guarantee the Company pays the Selling Bank for the guarantee during the life of the Purchased Loans by way of settlements under a swap transaction, under which the difference between the interest received on the Purchased Loans and the interest receivable from the Selling Bank with respect to the Deposit amount is paid to the Selling Bank. The net effect of these transactions is that the Company receives a specified, individually negotiated return on the Deposit.
Under U.S. GAAP, the transfers of loans under agreements prior to March 16, 2005, would not be accounted for as a purchase. Rather, the consideration paid by the Company for the loans is treated as a deposit at the Selling Banks, and interest income is recognized in accordance with the terms of the deposit. From March 16, 2005, the documentation supporting the purchase of loans under these agreements meets the requirements for the transaction to be accounted for as a purchase of the Purchased Loans by the Company under U.S. GAAP. Upon purchase, the swap transactions are treated as derivatives under U.S. GAAP and therefore recognized in the balance sheet as either assets or liabilities and measured at fair value, with changes in fair value reported in the income statement. These derivatives have an initial fair value on inception of each transaction representing the present value of the net payments to be made to or received from the Selling Bank under the agreement over the life of the underlying Purchased Loan. Generally, this initial fair value amount is a loss. The Company recognizes these initial fair value amounts over the terms of the underlying purchased loans as a premium using the interest method.
Under Norwegian GAAP, the transfers of loans under the agreement are accounted for as purchases and the purchased loan is accounted for at cost. The swap transactions meet the definition of a derivative under Norwegian GAAP and the Company applies deferral accounting such that the net effect of recording the interest received on the Purchased Loans and the periodic net payments in the swap transactions is equal to the interest income on the Deposit.
The Company’s U.S. GAAP net income and shareholders equity for the year ended 2004, and for the periods ended June 30, 2005 and June 30, 2004 have been restated to reflect the correction of an error related to the Company’s accounting for an embedded derivative transaction and certain securities transactions that affect line item “Derivatives” , “Amortization of premium/discount” and “Tax effects on the above Norwegian/U.S. GAAP reconciling items”.

(in NOK thousands)	Six months ended	Six months ended
	June 30, 2005	June 30, 2004
Net income in accordance with U.S. GAAP as previously reported:	652,269	793,057
Correction of errors in computation of fair values of embedded derivatives that are bifurcated (1)	(686,549)	—
Correction of errors in computation of the amortization adjustment (2)	(22,794)	31,939

Net income in accordance with U.S. GAAP as adjusted	(57,074)	824,996

Net income per share data:
Basic and diluted as previously reported:	4.298	5.225
Effect adjustments	(4.674)	0.210

Basic and diluted as adjusted	(0.376)	5.436

	June 30,	June 30,	Dec. 31,
(in NOK thousands)	2005	2004	2004
Shareholders’ equity in accordance with U.S. GAAP as previously reported:	4,391,509	3,393,994	3,866,448
Correction of errors in computation of fair values of embedded derivatives that are bifurcated (1)	(686,549)	—	—
Correction of errors in computation of the amortization adjustment (2)	64,448	81,662	77,614

Shareholders’ equity in accordance with U.S. GAAP as adjusted	3,769,408	3,475,656	3,944,062

1) FAS 133 requires that embedded derivatives that are defined as not clearly and closely related to their underlying host contract be bifurcated and separately reported at fair value with changes in fair value reported in the income statement. For those instruments with embedded derivatives requiring bifurcation, the Company calculates the bifurcation accounting entries using a spread sheet and data inputs from its trading system. During the implementation of FAS 155, Accounting For Certain Hybrid Financial Instruments, in 2006, an error was identified in the input of one data element to this computation spreadsheet for one transaction, resulting in the understatement of the initial fair value of the embedded derivative which led to the improper calculation of the unrealized loss at December 31, 2005.
Income and equity adjustments for this item:

(in NOK thousands)	Six months ended	Six months ended
	June 30, 2005	June 30, 2004
Adjustment line item “derivatives”	(1,024,132)	—
Adjustment line item “amortization of premium/ discount”	70,592	—
Adjustment line item “tax effect on the above Norwegian/U.S. GAAP reconciling items”	266,991	—

Total effect on Net income in accordance with U.S. GAAP	(686,549)	—

	June 30,	June 30,	Dec. 31,
(in NOK thousands)	2005	2004	2004
Adjustment line item “derivatives”	(1,024,132)	—	—
Adjustment line item “premium/discount less amortizations”	70,592	—	—
Adjustment line item “tax effect on the above Norwegian/U.S. GAAP reconciling items”	266,991	—	—

Total effect on Shareholders’ equity in accordance with U.S. GAAP	(686,549)	—	—

2) Under Norwegian GAAP certain issued debt instruments and certain securities held as investments which are economically hedged with swap transactions are reported as a net position. Additionally, where there is an upfront payment on the swap, that is approximately equal to the discount on the debt or security instrument neither the swap payment nor the discount are recognized under Norwegian GAAP as the amounts offset each other during the life of the transaction. Under U.S. GAAP, the swap transaction and related transaction are reported gross. That is, all swap transactions are reported at fair value in the balance sheet on transaction date with changes in fair value included in the income statement. Further, under U.S. GAAP, any upfront payments on swap transactions have been recorded on transaction date in the balance sheet. However, previously no adjustment had been made for the amortization of the corresponding discount on the underlying issued debt or security as such amounts were deemed immaterial on transition to FAS133 in 2001. The magnitude of these adjustments has become material in the U.S. GAAP results reported for 2005, and are now reflected in the restated U.S. GAAP net income and shareholders’ equity.
Income and equity adjustments for this item:

(in NOK thousands)	Six months ended	Six months ended
	June 30, 2005	June 30, 2004
Adjustment line item “amortization of premium/ discount”	(31,658)	44,360
Adjustment line item “tax effect on the above Norwegian/U.S. GAAP reconciling items”	8,864	(12,421)

Total effect on Net income in accordance with U.S. GAAP	(22,794)	31,939

	June 30,	June 30,	Dec. 31,
(in NOK thousands)	2005	2004	2004
Adjustment line item “premium/discount less amortizations”	112,879	148,284	144,537
Adjustment line item “tax effect on the above Norwegian/U.S. GAAP reconciling items”	(31,606)	(41,520)	(40,470)
Adjustment line item “available-for-sale securities, net of tax effect” i)	(16,825)	(25,102)	(26,453)

Total effect on Shareholders’ equity in accordance with U.S. GAAP	64,448	81,662	77,614

i) The tax effect amounted to NOK (6.5) million, NOK (9.8) million, and NOK (10.3) million as at June 30, 2005, June 30, 2004 and December 31, 2003 respectively.
3) Other small miscellaneous items: The Company has made a reclassification between the line item “Derivatives” and the line item “Amortization of premium/discount” of NOK 106.4 million for the six months ended June 30, 2005, relating to an input error on recording the repurchase of an issued debt transaction.
Income and equity adjustments for this item:

(in NOK thousands)	Six months ended	Six months ended
	June 30, 2005	June 30, 2004
Adjustment line item “derivatives”	(106,367)	—
Adjustment line item “amortization of premium/ discount”	106,367	—

Total effect on Net income in accordance with U.S. GAAP	—	—

	June 30,	June 30,	Dec. 31,
(in NOK thousands)	2005	2004	2004
Adjustment line item “derivatives”	(106,367)	—	—
Adjustment line item “premium/discount less amortizations”	106,367	—	—

Total effect on Shareholders’ equity in accordance with U.S. GAAP	—	—	—

	Six months ended,	Six months ended,
	June 30, 2005	June 30, 2004
	(unaudited)	(unaudited)
(in NOK millions)	Restated	Restated

Net income as reported in accordance with Norwegian accounting principles	54.1	113.1

Trading portfolio	(0.4)	0.1
Available-for-sale securities	(2.9)	(4.0)
Derivatives	(278.1)	(735.2)
Amortization of premium/discount	128.1	1,726.7
Amortization of transition adjustment hedged object:
- loans	0.0	0.8
- borrowings	(0.7)	(0.2)
Revaluation of property	0.4	0.4
Goodwill	0.0	0.7
Depreciation of property	(0.8)	(0.8)
Tax effect on the above Norwegian/U.S. GAAP reconciling items	43.2	(276.6)

Net income in accordance with U.S. GAAP	(57.1)	825.0

Other comprehensive income:
Available for sale securities, net of related tax effect i)	79.3	40.1

Comprehensive income in accordance with U.S. GAAP	22.2	865.1

i) The tax effect amounted to NOK 30.8 million and NOK 15.6 million for the six months periods ended June 30, 2005 and June 30, 2004 respectively.

	June 30,	December 31,
	2005	2004
	(unaudited)	(unaudited)
	Restated	Restated

Shareholders’ equity as reported in accordance with Norwegian accounting principles	2,618.3	2,564.3

Trading portfolio	(2.9)	(2.5)
Available-for-sale securities	48.9	51.8
Derivatives	(678.7)	(400.5)
Premium/discount less amortizations	1,780.7	1,652.7
Transition adjustment hedged object less amortizations:
- loans	(3.7)	(3.7)
- borrowings	25.4	26.1
Dividends proposed	0	196.8
Revaluation of property	(47.5)	(48.0)
Depreciation of property	(2.4)	(1.6)
Goodwill	3.3	3.3
Tax effect on the above Norwegian/U.S. GAAP reconciling items	(313.5)	(356.8)
Adjustments to other comprehensive income:
Available-for-sale securities, net of tax effect i)	341.5	262.2

Shareholders’ equity in accordance with U.S. GAAP	3,769.4	3,944.1

i) The tax effect amounted to NOK 132.8 million and NOK 102.0 million as at June 30, 2005 and December 31, 2004 respectively.
The change in shareholders’ equity in accordance with U.S. GAAP is as follows:

Beginning Balance	3,944.1	3,149.8

Comprehensive income
Net income	(57.1)	945.4
Other comprehensive income	79.3	49.8

Comprehensive income	22.2	995.2
Dividends paid	(196.8)	(200.9)

Ending Balance	3,769.4	3,944.1

Consolidation of variable interest entities
U.S. GAAP requires companies to consolidate all entities in which they have a “controlling financial interest”. FIN 46-R, issued in December 2003, requires that a company must consolidate all entities meeting the definition of a “variable interest entity”, of which the company is the primary beneficiary of the resulting risks and rewards. As part of normal business activities, the Company provides, to a limited extent, lending to certain entities such as special purpose entities (“SPE“s), which would not meet the business scope exception of FIN 46-R 4(h) and could be determined to be variable interest entities. All such lending is fully guaranteed by Norwegian and foreign banks or the Norwegian government. The Company has no other variable interests nor any other relationships or transactions with these entities, therefore the resulting variability is solely due to the credit risk of the entity and/or guarantor. Guarantor credit ratings are high. All of the loans to SPE’s are guaranteed by institutions with ratings between AAA and A-. Historically, the Company has experienced no losses on any of these loans. The resulting variability accruing to the Company due to its involvement in these entities would not be significant enough to require consolidation or disclosure in accordance with FIN 46-R.
Outstanding amounts lent to SPE’s were NOK 3,261 million at June 30, 2005. Outstanding amounts lent to SPE’s where the Company provided more than 50% of the financing on inception were NOK 1,741 million at June 30, 2005.

3. Capital adequacy
Capital adequacy is calculated in accordance with the applicable Regulations from the Norwegian Banking, Insurance and Securities Commission. According to the Regulations, the capital adequacy requirement is 8% of risk-weighted assets and off-balance sheet items.
Risk-weighted assets and off-balance sheet items

	June 30, 2005		Dec. 31, 2004
(in NOK millions)	(unaudited)		(audited)
	Book	Risk- weighted	Book	Risk- weighted
	value	value	value	value

Total assets	103,545	21,195	90,686	18,286
Off-balance sheet items		3,149		2,725

Total risk-weighted value banking portfolio		24,344		21,011
Total risk-weighted value trading portfolio		2,662		2,317
Total currency risk		109		26

Total risk-weighted value		27,115		23,354

The Company’s risk capital

(in NOK millions and in per cent	June 30, 2005		Dec. 31, 2004
of total risk-weighted value)	(unaudited)		(audited)

Core capital (share capital, other equity and capital contribution securities)	3,019	11.1%	2,970	12.7%
Additional capital (subordinated debt)	1,020	3.8%	1,019	4.4%

Total risk capital	4,039	14.9%	3,989	17.1%

4. Loans and receivables due from credit institutions

	June 30, 2005	Dec. 31, 2004
(in NOK millions)	(unaudited)	(audited)

Bank deposits	2,734	1,081
Reverse repos with credit institutions	0	604
Loans (also included in note 5)	5,691	759

Total	8,425	2,444

The Company is not permitted to sell or repledge collateral accepted on reverse repurchase transactions.

5. Loans

	June 30, 2005	Dec. 31, 2004
(in NOK millions)	(unaudited)	(audited)

Loans due from credit institutions	5,691	759
Loans due from customers	68,425	67,252

Total	74,116	68,011

Commercial loans	70,143	64,136
Government-supported loans	3,973	3,875

Total	74,116	68,011

Capital goods	5,604	5,722
Ships	6,076	6,872
Export-related and international activities (1)	14,810	10,184
Financing on behalf of the government (2)	16	15
Loans to Norwegian local government sector	47,610	45,218

Total	74,116	68,011

(1) Export-related and international activities consists of loans to the following categories:

	June 30, 2005	Dec. 31, 2004
(in NOK millions)	(unaudited)	(audited)

Oil and gas	576	504
Pulp and paper	3,958	4,119
Engineering and construction	368	445
Aluminum, chemicals and minerals	273	290
Aviation and shipping	115	151
Hydro electric power	175	175
Real estate management	4,097	4,185
Other categories	5,248	315

Total	14,810	10,184

(2) Norway, together with all the OECD countries and in cooperation with the World Bank and the International Monetary Fund, provides loans to certain countries in Eastern Europe. The Company provides the Norwegian part of these loans.
6. Defaulted loans and loan losses

Book Value	June 30, 2005	Dec. 31, 2004
(in NOK millions)	(unaudited)	(audited)

Interest and principal-payments defaulted for more than 90 days	8	7
Not matured principal on loans with defaults of more than 90 days	26	124

Total	34	131

The Company has incurred no loan losses to date. The Company has reviewed all loans for impairment and considers all receivables to be secured in a satisfactory manner at June 30, 2005. Therefore no specified or unspecified loan loss provisions have been made to cover losses arising from circumstances existing as of June 30, 2005.

7. Securities

Book Value	June 30, 2005	Dec. 31, 2004
(in NOK millions)	(unaudited)	(audited)

Commercial paper	457	0
Trading securities	14,380	13,618
Securities available for sale	25,210	22,416
Securities held to maturity	311	302

Total	40,358	36,336

8. Other assets

	June 30, 2005	Dec. 31, 2004
(in NOK millions)	(unaudited)	(audited)

Exchange rate adjustments for derivatives	2,909	2,566
Interim account 108 Agreement	87	115
Other	86	100

Total	3,082	2,781

9. Borrowings through the issue of securities

	June 30, 2005	Dec. 31, 2004
(in NOK millions)	(unaudited)	(audited)

Commercial paper debt	148	4,921
Bond debt	115,185	98,666

Total	115,333	103,587

Issues of long term debt in 2005 as of June 30, 2005:
The issues are grouped by currency and interest rate structure with the maturity range specified.

Norwegian Kroner (“NOK”) debt:
NOK	3,234,902	Fixed rate issues due 2005 — 2016
NOK	250,000	Floating rate issues due 2008
NOK	1,243,751	Structured issues due 2005 — 2010 (1)
U.S. Dollar (“USD”) debt:
USD	3,669,822	Fixed rate issues due 2005 — 2025
USD	145,000	Floating rate issues due 2005 — 2007
USD	2,863,942	Structured issues due 2005 — 2013 (1)
Australian Dollar (“AUD”) debt:
AUD	263,000	Fixed rate issues due 2007 — 2008
Swiss Franc (“CHF”) debt:
CHF	1,950,000	Fixed rate issues due 2005 — 2013
Pound Sterling (“GBP”) debt:
GBP	100,000	Fixed rate issues due 2009
Japanese Yen (“JPY”) debt:
JPY	77,200,000	Fixed rate issues due 2009 — 2010
JPY	650,000	Floating rate issues due 2006
JPY	419,345,226	Structured issues due 2005 — 2022 (1)
Euro (“EUR”) debt:
EUR	1,108,060	Fixed rate issues due 2006 — 2017
EUR	426,380	Structured issues due 2005 — 2021 (1)
Swedish Kroner (“SEK”) debt:
SEK	850,000	Fixed rate issues due 2005 — 2007
SEK	415,200	Structured issues due 2005 — 2008 (1)
Danish Kroner (“DKK”) debt:
DKK	1,550,078	Structured issues due 2005 — 2010 (1)
Hong Kong Dollar (“HKD”) debt:
HKD	2,884,641	Fixed rate issues due 2005 — 2019
HKD	247,460	Structured issues due 2011 — 2016 (1)
New Zealand Dollar (“NZD”) debt:
NZD	453,000	Fixed rate issues due 2006 — 2009
Canadian Dollar (“CAD”) debt:
CAD	994,000	Fixed rate issues due 2007 — 2008
CAD	20,000	Structured issues due 2030 (1)
Singapore Dollar (“SGD”) debt:
SGD	85,000	Fixed rate issues due 2007
Turkish Lire (“TRY”) debt:
TRY	150,000	Fixed rate issues due 2007 — 2008
Czech Republic (“CZK”) debt:
CZK	500,000	Structured issues due 2010 (1)
(1)	Structured issues are financial instruments that contains a derivate instrument that is embedded in the debt instrument. Structured debt instruments can be a non-callable as well as single- or multi-callable; in form of fixed rate, floating rate, combination of fixed and floating rate, dual- or multi-currency; reversed- or power reversed dual currency, FX-linked, index linked, fund-linked, range accrual note, CMS linked, commodity linked, credit linked, equity linked, or a combination although not all of these types of structures have been utilized.

10. Other liabilities

		Dec. 31,
	June 30, 2005	2004
(in NOK millions)	(unaudited)	(audited)

Exchange rate adjustments for derivatives	0	0
Other	945	1,399

Total	945	1,399

11. Shareholders’ equity
A summary of changes in shareholders’ equity for the two years ended December 31, 2003 and 2004 and six months ended June 30, 2005, is as follows:

	Number of	Share premium	Share	Other	Net income
(in NOK millions except for number of shares)	shares	reserve	capital	equity	for the period	Total

Balance Dec. 31, 2003	151,765	162	1,594	786	0	2,542

Balance at Jan 1, 2004	151,765	162	1,594	786	0	2,542
Allocations June 30, 2004 *		0	0	0	113	113

Balance June 30, 2004 *	151,765	162	1,594	786	113	2,655

Restitution of allocations
June 30, 2004 *		0	0	0	(113)	(113)
Allocations 2004		0	0	23	0	23

Balance Dec. 31, 2004	151,765	162	1,594	809	0	2,565

Balance at Jan 1, 2005	151,765	162	1,594	809	0	2,565
Allocations June 30, 2005 *		0	0	0	54	54

Balance June 30, 2005 *	151,765	162	1,594	808	54	2,618

*	unaudited

12. Segment Information
Operating segments are components of a business that are evaluated regularly by dedicated senior management utilizing financial and operational information prepared specifically for the segment for the purpose of assessing performance and allocating resources.
The Company has two reportable operating segments, Eksportfinans and Kommunekreditt, which also are separate legal entities.
Eksportfinans is the only specialized export lending institution in Norway and provides financing for a broad range of exports and for the internationalization of Norwegian industry, including the purchase of foreign assets and other export-related activities. Eksportfinans also provides financing for the purchase of Norwegian-produced capital goods and related services within Norway. Eksportfinans provides both commercial loans as well as government-supported financing.
Kommunekreditt makes loans to Norwegian municipalities, counties and to companies that are joint undertakings of two or more municipalities (so called joint-municipal companies) and to private independent companies against guarantees from municipalities, counties and the Norwegian Government.
Intragroup accounts and transactions have been eliminated in the segment information.

	For the		For the
	six months ended		year ended
	June 30,		Dec. 31,
	2005	2004	2004
(in NOK millions)	(unaudited)	(unaudited)	(audited)

Net interest income
Eksportfinans	113	140	313
Kommunekreditt	44	52	89

Total Company	157	192	402

Net income after tax
Eksportfinans	34	88	179
Kommunekreditt	20	25	40

Total Company	54	113	219

	June 30,	Dec. 31,
	2005	2004
(in NOK millions)	(unaudited)	(audited)

Total assets
Eksportfinans	72,955	63,903
Kommunekreditt	47,920	45,452

Total Company	120,875	109,355

Total equity
Eksportfinans	2,081	2,048
Kommunekreditt	537	517

Total Company	2,618	2,565

We believe intra-group transactions are undertaken on arm’s-length commercial terms.
Geographic segment information
The geographic distribution of our loan portfolio by borrower’s country is disclosed in Note 15 to our audited financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2004.

Major customers
The Company has no revenues from transactions with a single external customer that amount to 10% or more of total revenues.
13. Commitments and contingent liabilities

GUARANTEES ISSUED

	June 30,	Dec. 31,
	2005	2004
(NOK thousands)	(unaudited)	(audited)

Credit default swaps	1,294,697	1,273,940
Payment guarantees	3,145,084	2,943,084

(NOK thousands)	0-1 year	2-3 years	4-5 years	Over 5 years	Total

Credit default swaps	163,653	1,131,044	0	0	1,294,697
Payment guarantees	53,169	223,087	551,632	2,317,196	3,145,084

Credit Default Swaps
Credit default swaps are derivative transactions between two parties, under which one party sells protection against certain defined credit events related to a third party (the “reference entity”) against payment. Eksportfinans has entered into six such derivative contracts totaling a face value of EUR 85 million, and additionally five totaling a face value of USD 95 million. The contracts all result in exposure to major international banks, except for one USD 10 million contract, which results in exposure to a Canadian province, which is rated A1 by Moody’s, A+ by Standard & Poor’s, and AA- by Fitch.
Eksportfinans engages in credit default swaps for yield-enhancing purposes by selling credit protection to the counterparty in the credit default swap agreement. Eksportfinans enters into credit default swaps as the protection selling party, as an alternative to or substitution for traditional investments in securities issued by acceptable counterparties. The credit risks involved when selling credit protection with respect to counterparty x or investing in securities are basically the same. If one of the defined credit events occurs with respect to the reference entity, Eksportfinans will have to pay to the counterparty the notional amount under the credit default swaps and will receive from the counterparty a bond or loan issued by the reference entity.
The maximum potential amount of future payments under these contracts is limited to the notional amount of the contracts disclosed above. As of June 30, 2005, the contracts have not been impaired and therefore no liability is currently recorded under Norwegian GAAP.
Payment Guarantees
In addition to the lending activity, Eksportfinans issues financial guarantees to support the Norwegian export industry. The beneficiary is normally a foreign buyer of Norwegian export products (goods and services etc.) or a foreign investor. Eksportfinans will make payment to the buyer/investor if the exporter does not fulfill its payment obligations. In each and every case Eksportfinans will have recourse to prime Norwegian or international banks with full payment indemnification.
As of June 30, 2005 Eksportfinans had four such guarantees outstanding, none of which were impaired at that date. The maximum potential amount of future payments under these guarantees is limited to the notional amount of the guarantees as disclosed above.

OTHER TRANSACTIONS

	June 30,	Dec. 31,
	2005	2004
(NOK thousands)	(unaudited)	(audited)

Accepted commitments to extend credits	18,350,903	7,504,551

In the normal course of the lending business there are outstanding commitments to extend credit that are not reflected in the accompanying financial statements. The main portion of commitments outstanding is expected to be disbursed within three years.
With respect to funding activity, the Company has been entering into short- and long-term transactions with embedded derivatives to a fairly large extent. Eksportfinans has entered into swap agreements to hedge the market risk related to these transactions. The contingent liabilities related to these embedded derivatives are thus limited to the credit risk of the swap counterparty not being able to fulfill its obligations. Issues of bond debt in 2005 are specified in note 9. Further detail regarding commercial paper debt and bond debt are set out in note 20 and 21 to our audited financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2004.
14. PENSIONS
The Company’s defined benefit retirement plans cover substantially all of our employees. The plans are funded and managed through life insurance companies. Contributions by the Company are normally made annually.
The components of net pension expense are as follows:

	June 30,	June 30,	Dec. 31,
	2005	2004	2004
(NOK thousands)	(unaudited)	(unaudited)	(audited)

Service cost	5,132	4,657	8,364
Interest cost on projected benefit obligation	3,560	3,827	6,580
Return on plan assets	(4,313)	(4,467)	(8,452)
Net amortization and deferral	542	976	862

Net pension expense	4,921	4,993	7,354

15. ONE-TIME TERMINATION BENEFITS
The Company carried out a restructuring process in the first half-year of 2005. The process included changes in work processes in order to rationalize operations. Voluntary severance payments were given to 21 employees. The amount expensed for voluntary severance payments of NOK 14 million was recognized entirely in the first quarter of 2005, and has been included in the line item “other operating expenses” in the statements of income. The expense effects the Eksportfinans segment. As of June 30, 2005 the remaining accrual relating to amounts not yet paid for voluntary severance payments was NOK 10 million.

RATIOS AND KEY FIGURES

		For the six months ended		For the year ended
		June 30,		Dec. 31,
		2005	2004	2004
	(in NOK millions, except percentages)	(unaudited)	(unaudited)	(audited)

	OPERATING STATISTICS
1.	Net interest income*)	157	192	402
2.	Income before taxes	75	157	303
3.	Return on equity	4.2%	8.7%	8.6%
4.	Return on assets	0.27%	0.36%	0.37%
5.	Net operating expenses/average assets	0.16%	0.13%	0.13%

		June 30,	Dec. 31,
		2005	2004
		(unaudited)	(audited)

	BALANCE SHEET STATISTICS
6.	Total assets	120,875	109,355
7.	Total loans outstanding	74,116	68,011
8.	New loans disbursed	10,261	25,269
9.	New bond borrowing	19,777	33,615
10.	Borrowers/Guarantors public sector share	72.7%	75.9%
11.	Capital adequacy	14.9%	17.1%
12.	Exchange rate NOK/USD	6.5461	6.0386
Definitions:
3.	Net income/average equity.

4.	Net interest income including provisions/ average assets.

5.	Net operating expenses (administrative and operating expenses + depreciation — other income)/average assets.

7.	Consists of Loans and receivables due from customers and part of Loans and receivables due from credit institutions in the balance sheet.